SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

BIMI International Medical Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05552Q202

(CUSIP Number)

Fnu Oudom

4920 Silver Spur Ln

CA, 92886 United States

(+1) 213-932-1508

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No : 05552Q202

1)	NAME OF REPORTING PERSON Fnu Oudom
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Vanuatu

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 12,500,000
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 12,500,000
	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.09%[1]
14)	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 28,350,601 shares of Common Stock issued and outstanding as of July 20, 2022.

ITEM 1. Security and Issuer.

This Statement on Schedule 13D (“Statement”) relates to the Common Stock, par value $.001 per share (the “Common Stock”), of BIMI International Medical Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 725 Fifth Avenue, Suite 1501, New York, New York 10022

ITEM 2. Identity and Background.

(a) This Statement is being filed by Mr. Fnu Oudom (“Mr. Oudom”).

(b) Mr. Oudom’s business address is 725 Fifth Avenue, Suite 1501, New York, New York 10022

(c) Mr. Oudom has worked at FCCC Inc., a US company focused on strategic investments and acquisitions in a variety of industries, since April 2021. He was Chairman of the Board of the Time Chain Group, a pharmaceutical and nutritional product research & development and distribution company, from March 2015 to March 2021. From May 2018 to December 2020, he was the Representative of Vanuatu to the United Nations Economic and Social Council for Asia and the Pacific, dedicated to promoting higher standards of living, economic and social progress for the island country. From April 2014 to April 2016, he was the Representative of Tuvalu to the United Nations Economic and Social Council for Asia and the Pacific, focused on the promotion of the island country’s social economic development and facilitation of the island country’s cultural and educational exchange with other member countries. From September 1998 to March 2014, he was the President of Suranaree Industrial Zone, LTD in Thailand, leading the establishment and development of the industrial zone.

Mr. Oudom studied as a postgraduate at the Institute of Political Science and Law at the French Academy of Social Sciences in Paris from Sept 1989 to May 1995 and served as a visiting professor at Taiwan Mingdao University in 2014. He received his Bachelor’s degree in Philosophy from Sichuan University in China.

The Reporting Person’s principal business is Chairman and President of the Issuer (since May 12, 2022).

(d) During the past five years, Mr. Oudom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Oudom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such a proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Oudom is a citizen of Vanuatu

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the securities reported herein pursuant to a transaction in June 2022 which received shareholder approval by the Issuer on July 13, 2022.

On June 9, 2022, the Issuer entered into a Stock Purchase Agreement (the “Chairman’s SPA”) with the Reporting Person, whereby Mr. Oudom agreed to purchase 12,500,000 shares of Common Stock for $5 million, or $0.40 per share (the “Chairman’s Shares”), subject to the approval of the stockholders of the Issuer. The purchase price per share reflects a 9% discount on the five-day average closing price of the Common Stock on NASDAQ before signing the Chairman’s SPA (the closing price of the Common Stock on Nasdaq on such date was $0.52). On June 9, 2022, Mr. Oudom provided the Issuer with $5 million as interim financing in consideration for the issuance of a $5 million subordinated promissory note (the “Chairman’s Note”), bearing no interest, which would have become due and payable immediately if the sale of the Chairman’s Shares was not approved by the Issuer’s stockholders. The Issuer received stockholder approval of the sale at the Issuer’s annual meeting of stockholders on July 13, 2022 and therefore all obligations under the Chairman’s Note have been performed and discharged in full without any payment of interest.

ITEM 4. Purpose of Transaction.

Based on the number of shares of Common Stock outstanding, the Chairman’s Shares currently represent approximately 44% of the Common Stock outstanding equity. Accordingly, the Reporting Person has the ability to exercise a significant influence over the Issuer’s business and affairs and generally has the power to determine all matters submitted to a vote of the Issuer’s stockholders where all shares vote together as a single class, including the election of directors and approval of significant corporate transactions. Mr. Oudom may make decisions regarding the Issuer and its business that are opposed to other stockholders’ interests or with which other stockholders’ may disagree. Mr. Oudom’s voting power could have the effect of deterring or preventing a change in control of the Issuer that might otherwise be beneficial to other stockholders of the Issuer.

The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis. In the future, he may acquire additional shares of Common Stock or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws, including, without limitation, pursuant to Rule 10b5-1 trading plans. Such decisions will be based on a number of factors, including, without limitation, market conditions, the price at which such shares can be purchased or sold, and the Reporting Person’s personal finances. Also, as a continuing director of the Issuer (and Chairman of the Board), the Reporting Person may receive future equity awards from the Issuer in accordance with the Issuer’s director compensation program as in effect from time to time.

As a director and Chairman of the Issuer (in addition to President), the Reporting Person is involved in the oversight of management of the Issuer and setting policy for the Issuer, and he participates with the Board of Directors in the consideration of, and taking action on, significant corporate events involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.

ITEM 5. Interest in Securities of the Issuer

(a) As of July 20, 2022, Mr. Oudom may be deemed to have beneficial ownership of the aggregate 12,500,000 shares of the Issuer’s Common Stock, or approximately 44.09% of the Issuer’s total shares of Common Stock outstanding. The foregoing percentage is calculated based on 28,350,601 shares of Common Stock issued and outstanding.

(b) Mr. Oudom has the sole power to vote and to dispose of 12,500,000 shares of Common Stock.

(c) During the past 60 days, the Reporting Person has effected the acquisition of 12,500,000 shares of Common Stock, issued to the Reporting Person on July 19, 2022, as explained in this Statement.

(d) Other than Mr. Oudom, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On June 9, 2022, the Issuer entered into the Chairman’s SPA with the Reporting Person, whereby Mr. Oudom agreed to purchase the 12,500,000 Chairman’s Shares, subject to the approval of the stockholders of the Issuer. The purchase price per share reflects a 9% discount on the five-day average closing price of the Common Stock on NASDAQ before signing the Chairman’s SPA (the closing price of the Common Stock on Nasdaq on such date was $0.52). On June 9, 2022, Mr. Oudom provided the Issuer with $5 million as interim financing in consideration for the issuance of a $5 million Chairman’s Note, bearing no interest, which would have become due and payable immediately if the sale of the Chairman’s Shares was not approved by the Issuer’s stockholders. The Issuer received stockholder approval of the sale at the Issuer’s annual meeting of stockholders on July 13, 2022 and therefore all obligations under the Chairman’s Note have been performed and discharged in full without any payment of interest.

The foregoing description of the Chairman’s SPA and the Chairman’s Note do not purport to be complete and are qualified in their entirety by reference to the Chairman’s SPA and the Chairman’s Note which are filed as Exhibits 4.1 and 4.2 hereto.

On July 5, 2022, the Issuer entered into a stock purchase agreement (the “Phenix SPA”) to acquire Phenix Bio Inc. (“Phenix”), a California based corporation that will distribute healthcare products, from the Reporting Person. Pursuant to the Phenix SPA, the Issuer will purchase all the issued and outstanding equity interests in Phenix from Mr. Oudom in consideration of $1,800,000. At the closing, the Issuer will pay cash in the amount of $180,000 as partial consideration for the purchase of Phenix. The balance of the purchase price in the amount of $1,620,000 will be paid by the Issuer in the form of 2,700,000 shares of Common Stock (the “Deferred Payment Shares”), the value of which the parties agree to be $1,620,000, or $0.60 per share, as a deferred payment, fifteen (15) days after the issuance of the Deferred Payment Shares has been approved by the stockholders of the Issuer. If stockholders’ approval has not been received by December 31, 2022, the Issuer will pay the deferred payment in cash to seller by January 15, 2023, or such earlier or later date as the parties may agree. The per share price of the Deferred Payment Shares reflects a 8% discount to the five-day average closing price of the Common Stock on NASDAQ before the signing of the Phenix SPA (the closing price of the Common Stock on Nasdaq on July 5, 2022 was $ 0.689).

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the Phenix SPA, which is filed as Exhibit 4.3 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

4.1	Stock Purchase Agreement dated June 9, 2022
4.2	Subordinated Promissory Note dated June 9, 2022
4.3	Stock Purchase Agreement dated July 5, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 5, 2022

/s/ Fnu Oudom
Fnu Oudom